Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

ITC Holdings Corp.

Analyst Day

December 5, 2011

Joe:	Well, good morning, everyone. First of all, I’d like thank everyone for coming out today. This was scheduled as our normal analyst day that got put off a little bit. Of course, one thing that we’re going to talk about a lot today is the transaction that we announced this morning. But so that everyone is clear, we’ll have to come back at a later date and update you on all of the metrics that we’re going to have for ITC for next year as we want to focus on this transaction.

So with that, I’d like to introduce Wayne Leonard, who is CEO and Chairman of Entergy and tell you that it’s really been my pleasure to do this business and this transaction with Wayne and his team. What Wayne doesn’t know but I’ll probably tell him now is that when we were looking at doing the formation of ITC back in the late ‘90s, I pulled out a lot of the articles that Wayne had actually penned and authored. And so I actually look at this as kind of for us being the natural transition to the things that a person like Wayne had envisioned. And I think he’s pretty scholarly on this. So the other thing is is that the pleasure in the transaction has been is the true focus that Wayne has put and asked ITC to put on really delivering customer service, making sure that we are going to be the operators that we have proven to be, and that we’re going to give care and concern to the system that they’re going to be entrusting us with. So with no further ado, I’d like to introduce Wayne Leonard who’d like to start our presentation for the day.

Wayne:	Well, thank you. It’s a pleasure to be here in front of all of you. As Joe said, for many of you that follow Entergy or for those of you who follow ITC, this transaction should not be a surprise to any of you. At Entergy we’ve been promoting the independent transmission model for well over 15 years. We’ve made one attempt at trying to implement it over 10 years ago that wasn’t properly structured, I think, as we look back on it and didn’t get done. This time it’s much more regulator and customer friendly than possibly that first attempt was, and we’ve learned a lot, I think, in the marketplace the value of an independent transmission company since then.

If you did not see the announcement this morning, first of all, you wonder why I’m here. But both boards have approved a transaction, a definitive agreement, whereby Entergy will divest all of its electric transmission business in a reverse Morris Trust transaction. It will be tax free. That business then will be spun off into a separate company, shareholders will own that company. That company will then be merged into ITC. In order to right size the transaction for tax purposes, ITC will be doing a $700 million special dividend to make the numbers work and the $1.775 of debt that Entergy has, most of that on transmission assets, then will be retired at Entergy and it will be absorbed by ITC as part of the transaction. It’s subject to a lot of different approvals, as you well know, the most important being the jurisdictional approvals right there.

ITC Holdings Corp.

Analyst Day

December 5, 2011

The transaction, we’ve talked about this many times, it fulfills the objectives that we’ve talked about before. It increases, from Entergy’s standpoint; it increases the financial flexibility, provides cash available for future growth, provides operational excellence and maintains that. We’re very proud at Entergy. We’ve been through various storms and other things, and ITC brings that same type of expertise, along with the people that we will send over to ITC that has a lot of storm restoration experience also. And it’s truly independent. When this is all over with, Entergy will have no connection to the transmission business whatsoever, except as the largest customer of ITC.

At EEI, we talked a lot about why TransCo made a lot of sense to us. In particular, we believe that as all of our stakeholders grow to understand the value of having complete independence, the value of having an entity singularly focused on doing something, it’s going to become a critical piece of our business as we go forward. It’s been a stepchild before, kind of a connector between generation and the distribution business and the customer business. And now it’s going to be a value driver for customers or virtually all of our stakeholders as we go forward. And the need to improve the credit quality of the operating companies, it does that for us. Other companies may have different needs, in our case; it’s a critical piece of maintaining that. And it’s certainly consistent with the direction that Congress and FERC has set out for how this industry should be structured. I don’t know of any credible economist or lawyer who works on structures that would argue the issue that an independent transmission company, when you have competitive generation and when you have a natural monopoly on the distribution side, and you own the customers isn’t the most rational and most natural structure to facilitate the achievement of all the different goals. Now that’s not what we have today. We have the opportunity for it, but we haven’t seen a lot of companies move in that direction. The Energy Policy Act of 2005 was very clear. It added section 219 to the Federal Power Act, basically requiring FERC to do whatever it needed to do to increase throughput on the grid, increase reliability of the grid, and alleviate congestion and create more independence than currently existed. In response to that, FERC came up with a number of different ways to do that. The Secretary of Energy did a study, and basically the conclusion they came to was the only way you’re going to get there is if you provide certainty, certainty around the rules, certainty around the recovery of costs and the timing of the recovery of costs, and certainty around what the returns will be. And FERC has developed a regulatory mechanism that allows the grid to be expanded to meet the challenges of the future and should give confidence to the financial markets that there’s not going to be a lot of dilution, attrition, and timeframes in between when this is going to, when ITC, for example, would recover those costs and how much their return will be on those costs. FERC has those carrots and those sticks available to them. You don’t want to be on the side of the stick, I’ll guarantee you that much. It’s pretty heavy handed if you’re on that side.

ITC Holdings Corp.

Analyst Day

December 5, 2011

This transaction, why, slide, if you look at the industry, and we talked a little bit about this at EEI, the industry has about $600 billion of market cap and are looking over the next 20 years to spend $2.2 trillion. That stretches the imagination how that’s going to get done. We have tenuous financial markets, we have volatile commodity markets, we haven’t built a lot of stuff in 30 years. We’ve already started to see some of the projects that are being built struggle. It’s just been a long time since we’ve built anything, and that’s a long time to be spending that kind of money. The last time we did that, of course, it didn’t turn out well. We virtually bankrupted the industry with attrition, dilution and things outside of our control and things that we controlled. Virtually none of it went very well and it appears we’re headed down the same path again.

For Entergy, we don’t have the environmental liabilities a lot of people have. But we do have a lot of needs in the transmission area, and probably more than we even have here. We get about $100 million a year cash into the business from the depreciation allowance of our existing investment, and we see a need right now to spend around $500 million a year. So over four or five years we’re down about $2 billion of cash just coming out of this piece of our business, which makes up less than 10% of our total assets. So practicing some risk management on the front end can keep us out of trouble on the back end. And in this particular case, the risk management is a combination of transferring the risk and eliminating some risk. When we transfer the risk to ITC in this type of program we eliminate the risk because their regulatory construct is much different than our regulatory construct, in terms of the assurance they get on getting the money back and the returns that they’re going to receive versus the uncertain return that we might receive. So it’s a combination of both.

The transmission system in this country, as all of you know, you can see by the picture, is 140 control areas. When you think about that and you’re trying to achieve a national goal of moving power around the country to get the lowest cost of generation, that is almost inconceivable how you can get that done without some type of consolidation of the transmission system. The transmission system was built by all these different control areas, basically, to move power from the plants to the load centers. And then the integration of the plants provides for the shaft diversity of the different plants so you can feed the control centers in different ways with less capacity than you otherwise need. Now, with the advent of regional transmission organizations, we’re going to get, some areas are already getting it, we’ll be getting it through MISO, we’ll be getting price signals to respond to that we’ve never had before. And so we needed a transmission system that is as smart as the price signals that we’re going to be able to get and be able to respond to those in real time and support those price signals, in terms of making the right kinds of investments and the right kinds of dispatch, the right dispatch.

ITC Holdings Corp.

Analyst Day

December 5, 2011

I’m sure even in your own minds you’re wondering why regulators would approve this. That’s always an issue. Regulators have a legitimate interest of protecting local constituents and protecting local communities. There’s two steps to this process. The first is the RTO. When we go into MISO, to an RTO, the rate base, the asset base, the jurisdiction moves from the states to FERC, to the federal regulators. That’s the biggest piece of the bill. When you go to an independent transmission company, then the return of and return on that rate base then goes from the state to the federal regulators. What regulators want, at a minimum, is not to just become, state regulators, not just to become another stakeholder in the process, standing in line with other people at FERC arguing their point. They want a legitimate, meaningful voice on the front end about how all this is done, and we certainly intend to work with our regulators. We have already started that process to determine what their needs are in order to meet their obligations, which they have at the local level. And Joe and his people have been very accommodating, in terms of trying to work with us and anticipate what our local regulators are going to need in order to get comfortable with the change in jurisdiction.

But when you look at the exact numbers, it’s not overwhelming. I mean, 100 basis points on ROE, and FERC has been giving out higher ROEs, there’s no question about that, it changes over time, but right now they have been giving out higher ROEs. But 100 basis points, if they gave out 100 basis points above what the states do translates to only about 20 cents on the bill every month for customers, for typical customers. And we would expect, fully expect, that with having an independent transmission company, the scale, the focus, the better credit quality would more than offset that 20 cents. But one of the problems you have when you’re not totally independent is you never eliminate the perception of some kind of discriminatory conduct. Once you eliminate that, once you get out of the business completely, which we will be out, there’s no question, it’s being done independently and that should encourage more merchant developers to locate in our footprint, in our territory, or within that close enough in the MISO footprint that they would be part of our dispatch. Even one single plant that would locate because they believe it’s absolutely independent in terms of transmission would add double savings to the bill of 100 basis points. Just that dispatch of moving them up the curve and displacing something at the back would be twice as much as 100 basis points. So there’s a lot of evidence that says even on just the numbers you can quantify, that this has substantial savings, will have substantial savings for customers.

As far as FERC returns, and we talked about this before, regardless of what people think of the FERC returns, they have to stay within a zone of reasonableness, and they do. At the state level, they do stay within a zone of reasonableness, except to that point where you get into credit quality concerns and then the landmark cases, Hope and Bluefield require the states to do whatever

ITC Holdings Corp.

Analyst Day

December 5, 2011

they have to do, whatever return they have to give you to maintain your credit quality and your access to capital markets. So you’ve seen cases before where you have to get outside of that in order to keep the utility, give the utility access to the capital market. All the different stakeholders, everybody is going to have a different point of view on this. The one consistent point of view is that everybody is going to want service, reliability maintained, improved over the years. The regulators, in particular, are going to focus long and hard on are they going to get to the same level of service that they get today or better. The regulators know ITC very well. They have a high degree of trust in them. We have a high degree of trust in them as the biggest customer. We’re thrilled to be able to do this transaction with somebody that we can count on.

The issue, of course, is going to be right here with the change in control. Any time you’ve done business a certain way ever since this business has been around, a certain structure, and you change that, it provides a lot of uncertainty for those that are responsible, like the regulators are, for reliability and rates and other types of things. So the issue, of course, is getting them comfortable, putting the mechanisms in place that they need to do their job and then be comfortable, particularly, that this is not being compromised or that they’re not being gold plated or any of the issues that ultimately may come up. So we’ll be having intense discussions with our regulators before the transaction is presented to them, when it’s presented to them, before it closes, after it closes. It’s going to be an ongoing dialogue to make sure that our local regulators are not left out of this process.

This transaction, we talked about before, what the criteria would be to do a transaction on transmission, obviously, operational excellence, stability to keep the lights on, restoring during the worst of times is a necessary condition, but it’s not sufficient by itself. If you can’t do that, you’re not going to make the cut. But beyond that, we were looking for a party that had the ability to source the capital, a transaction that would improve the credit quality of Entergy and be tax efficient. A cash-type of transaction, whatever the value is, would be gone in a heartbeat, in most cases.

This is what the transaction would look like as an end state. I’ve talked about this a little bit; I’ll just hit it one more time. Essentially, what you end up with here is through a series of events, the assets get moved down here to a holding company, it’s then spun off to you as shareholders of the company, and then in a heartbeat, before you even get your hands on that paper, it’s then merged into ITC. The debt that’s currently on those transmission assets is then assumed, in effect, although there’s transactions where it’s sold and picked up again, by ITC and about $75 million then at the parent level will be used to reduce the debt. Entergy shareholders have about $1.4 billion of equity in this business today. And that, in effect, gets exchanged for 50% ownership in the entire ITC company, 50.1 in

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Analyst Day

December 5, 2011

order to meet the law, in a case. So for shareholders, that’s what they get for their current investment in Entergy. Of course Entergy becomes a smaller company, but for our shareholders, they get two pieces of paper.

One of the issues that typically comes up, and in even our own company, is how can this be good for shareholders for our company if we’re getting smaller? Well, our obligation is not to build wealth for the company off of the shareholder’s back. Our obligation is to increase shareholder wealth, not company wealth. So by giving you two pieces of paper, your wealth is increased, even though Entergy is a bit of a smaller company than it used to be.

Now this is the transaction structure. And because this is complicated, I’m going to show you how you go through it. You see the various steps to get to that point that I just described to you. Did you catch all that? Let’s go through it a little slower. It’s actually not as complicated as it looks. The tax side is. We’re not going to play with that today. Okay, it starts out with Entergy shareholders, we borrow $575 million. That is just an output of the other part of the process. The number will be what it will be at the time. It’s a placeholder right now, but it will be about in that range. But that number is determined by other events that will occur later on that I’ll talk to you about. Entergy then takes $500 million of it, not $575, just $500, it keeps $75, and they downstream that to the operating companies because you remember the operating companies right now have those assets, they have the debt and the equity, they’re going to need to get rid of both of those things in order to right size themselves before this is spun off. The third piece of the transaction is we form transmission subs down below the operating companies, and they borrow $1.2 billion. So now you’ve got $575 that you borrowed up here and you’ve got $1.2 down here. So you’ve got a lot of debt and a lot of cash sitting around. The fourth piece here is we start to right size the operating companies now. We’re downstreaming the assets from the operating companies to the subs. There’s about $3.2 billion of assets that are moved down here. And in exchange for doing that, the operating companies now own all the stock of those subs and the cash that they just borrowed is upstreamed back to the operating company. So the operating company is now, as you recall, they got $500 million from the parent and they’re getting $1.2 billion from the subs. So they’re sitting on $1.7 billion in cash. They then take that $1.7 billion and they retire the debt that’s essentially associated with those transmission assets. Then the operating companies, of course, have the stock in the subs. They dividend that up to Entergy, so Entergy now owns those transmission subs. The next step is Entergy forms a holding company. They then downstream the stock and those subs, Entergy owned all those transmission assets, they downstream it to the holding company and in return they get 100% ownership in the holding company and take on an inter-company debt of $575 million. So that’s just the paper transaction between the two. For Entergy, it’s an asset because the sub now owes them $575 million.

ITC Holdings Corp.

Analyst Day

December 5, 2011

Now at this point, again, this asset is fully capitalized. This holding company has got all the assets over there. It’s now spun off to the shareholders of the company. And then the next piece of that, if I hit it right, you remember that Entergy borrowed $575 million to start the transaction with. That was to new bondholders, public markets. They’re sitting with an asset of an inter-company debt of $575, they swap that out. That’s provided for when the bonds are issued, so that $575 they borrowed is no longer their obligation, it’s the obligation of the spun-off company. So Entergy is left with no debt, no equity, and they pretty well zeroed it out. There’s some small cash left over. Then simultaneous with all of that, the net holding company then which is owned by you, the shareholders, that stock is then merged with ITC and the shareholders end up owning 50% of ITC’s assets and their own assets that they just contributed at that point in time. So that accomplishes all of the objectives that we talked about. No tax leakage or anything of that sort. We’re doing business, our customers will be doing business with a party that knows the business, knows how to do the business, has a track record of doing it very well, and we have total independence. So for the other stakeholders that are worried about whether independence is real or not, there’s no question at this point in time.

The approvals that are required, various approvals we’ll have to, obviously get a letter of relief from the IRS. ITC will need their shareholder approval, I’m sure they’re going to talk about that. And our retail regulators, obviously, have to approve the change in control.

We’ve talked many times about what we were looking for on various stakeholders and it had to be good for everybody for it to make sense. Clearly, Entergy’s credit is going to be stronger, we’re going to pick up, in this business alone, $300 to $400 million a year in improved cash flows, the ability to attract capital is going to be much better with the improved credit metrics. Having a business that has a singular focus on transmission will allow new technologies to be in place in our system and improve reliability and alleviate congestion just as FERC and Congress intended when the Energy Policy Act of 2005 was created.

For the employees, they end up in an organization that appreciates what they do. Right now the transmission employees are stuck in an organization where they’re kind of the middle guys and we’re a nuclear company and that gets a lot of attention and we serve a lot of low income customers and that gets a lot of attention. And now they’re in a business that is focused solely on transmission. So for them, this is a career path that they didn’t have before. And without a doubt, again, because Entergy maintains no interest whatsoever, no passive interest, you can’t even have stock in that company or anything else, just complete independence, and then our shareholders will pick up the value of the transaction. The value of the transaction to Entergy shareholders, that’s important that

ITC Holdings Corp.

Analyst Day

December 5, 2011

everybody keeps it in mind. One, it’s certainly a fair price. Secondly, they’re our shareholders; they own Entergy slightly smaller because the transmission business is gone, but 50% or the lower 50% of the entire value of ITC. The combination produces, when you do the math, better dividends, earnings, cash flow, and credit profile.

Now we talked about at EEI how the difficulty it would be to meet all the objectives that’s necessary to get the support of all the different stakeholders. Because when you look at different ones, some, it wasn’t just a matter of who could pay more, they had to be able to operate. They had to have the right kind of relationship with our regulators. They had to be tax free, or otherwise the leakage alone would eat up all the value. And we said we’re going to have to have a star emerge somewhere out here to meet all those objectives and there was not many out there that we could envision that could possibly do that. And in the last few months, we have found them. And the one that has emerged, of course, is ITC, without a doubt, the best possible choice for Entergy. And I hope that Joe certainly feels just as proud as we are of this transaction. And I’ll turn it over to Joe and let you speak to it from the ITC perspective.

Joe:	Thank you, Wayne. Well, I think that what you’ll see in some of my prepared slides is a lot of duplicity because there’s a lot of symmetry in what took place in this transaction because that’s the way it had to be. Of course, we have our standard Safe Harbor language that we always start to talk about here. And so I’m sure you’re all familiar with it, so you can read it at your leisure.

First of all, as Wayne described, and we’ll do it again, and I’m going to give you the highlights of the transactions again. We’re using a reverse Morris Trust. Entergy’s transmission business will be merged into ITC. Prior to the merger, Entergy will pursue a tax free spin-off of the transmission business, and ITC is going to effectuate a recapitalization. We anticipate it to be a special dividend of approximately $700 million. It’s a 100% stock consideration in the transaction. And Entergy is to issue approximately $1.775 billion in new debt to be assumed by ITC, and ITC is to issue approximately $700 million of unsecured debt at the holding company level. Again, Entergy will get 50.1% of ITC’s stock ownership and ITC’s current shareholders will be 49.9%.

ITC’s senior management and board, there will be two new independent directors who have transmission industry knowledge and familiarity with Entergy’s service territory. We feel that this is a very critical item for us to have. As we have expanded our service territory into different regions, we have continued to look at our own selves at the board level to make sure that we are culturally fit with where we do business and we have a total understanding of those areas where we’re doing business. And so this was just a natural fit for us to, again, increase the size of the board by these two members. ITC’s management team will remain

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intact for the combined business, supplemented by key Entergy leadership personnel. Again, a very important facet for us. Having done multiple transactions now as we’ve grown ITC, there’s a lot of lessons that you learn. First of all, our want to be best in class operators and our continual pursuit of that has left a lot of things that we learn along the way and some of them have been painful in the past, so very important that we got those transmission people from Entergy. More importantly, we are going to get people who are, in my mind, best in class at service restoration under disaster conditions. I think that when you look at the things that they have faced in that service territory, we want those people that have that knowledge coming to ITC so we can maintain our track record of being a best in class provider. We have got those management people and the people on the ground who know that business and know that restoration. So we’re very comfortable here.

It will be two headquarters. We’ll have a regional headquarters in Jackson, Mississippi and we are going to maintain our current corporate headquarters in Novi, Michigan. Again, we expect to close in 2013, given all the regulatory approvals we have to go through and Wayne’s given you a slide, I’ve got a slide that looks identical to this and I’ll just go through it again. Entergy’s retail regulator approval, as you know, that’s a process that can be long and laborious and we’ll put a lot of effort into that. Of course, the Federal Energy Regulatory Commission, again, another process where we’ll have to put our look in that. ITC shareholder approval, so we have a lot of you here today, so hopefully you’re very supportive of the transaction. And again, certain of our other regulatory approvals.

For us, this was truly a natural fit. When you look at the map and where we’re laid out and how we look today, this was truly a natural fit, especially when you come down those Eastern states, starting from Minnesota through Missouri, Arkansas, Louisiana, it really puts ITC in an East/West flow path. And it puts us along several of the RTO seams where not only do we have the opportunity to do the normal business that we do, but it puts us into a very good position looking forward for what our current development process that we have. Obviously, it strengthens ITC’s transmission platform in the United States and the combined business is enhanced by true increased scale and reach. This would make us the largest transmission company in the United States based on net power plant and equipment or by load served. And I believe if you look at miles of transmission, we would be the second largest in the United States. So by all metrics, we will be one of the largest players in the United States on transmission. And I might add, totally independent. Add sizeable new markets to our operating and development group, and again, we’ll look at the map and you’ll see that, expands our geographic reach and it enhances and diversifies our growth prospects. And I think Cameron, in his presentation, has got some really nice charts to really demonstrate to you, our shareholders, why this is really strategic. Provides really a lot of tangible customer and stakeholder benefits. Number one, of course, it

ITC Holdings Corp.

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really solidifies the independent transmission model that I firmly believe in and really thank Wayne and his company for coming forward to help us grow this independent transmission business model. And of course, we have spoken to our shareholders and all of the other people about the things we bring to the table, a total focus on transmission, which is two of the three operating companies that we currently have as being top decile performers for outages and reliabilities, and we bring that. They are a company that has truly been focused on reducing congesting and customers benefit immensely from that reduction. And of course giving them broader access to competitive markets as we move forward, especially as we start to retool the generation in the United States, those competitive markets will truly be the force going forward.

We have a solid, solid track record of making capital investments and also our O&M program. We maintain our systems and we have seen that and that will be our going forward proposition again as we move into the Gulf States regions. And ITC has really made a commitment and we will continue to make the commitments to the communities that we’re in. When you’re in the transmission business and you realize that this combined company will have 30,000 miles of transmission lines, think of all the number of communities and places that those transmission lines occupy. So we are members, we are corporate citizens in those communities, and so we’re making that obligation, as we have done in all the rest of our service territories, to be corporate citizens, part of the charitable base of the city, part of the governmental relations, all of those things that you normally do, of course, we’re going to carry forward, too, because when you’re in the transmission business, people don’t usually wake up in the morning and really think about you. So we have to make sure that they realize that we are good corporate citizens.

It’s a financially compelling transaction. From the first time I met some of our very first and early shareholders, I said that I would never bring you a transaction that wasn’t immediately accretive. This one is immediately and substantially accretive to ITC shareholders. And it’s a commitment that I’ve made in the past and I think that as you look at all of our transactions, we have lived up to it and it’s not with some hocus pocus synergies that we’re going to get some place. It’s straight up accretive.

It’s a natural extension of our business model. And it’s a diversification of our capital investment profile. What we have seen is that as we’ve gone forward that this really puts a lot of our expansion back into the bucket of reliability projects. And as Wayne talked about, they have $400 to $500 million in their budget right now as they are forecasting out what they need to do as kind of their baseline spending to reinvest in their system. So that will be picking up for ITC, and we’ll be putting that into our base program.

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December 5, 2011

It enhances the overall credit quality while ITC’s credit metrics remain virtually neutral. As I said earlier, there’s the map, and you can see those areas where ITC currently is, and again, its strategic fit and you can see from Minnesota to the Gulf States, down that tier of states, ITC is a dominant player.

It’s transformational to our size, scale, scope, the whole thing; basically, you wake up when this transaction is done as ITC has doubled its size. And that’s not an insignificant event. The sizeable new markets provides us additional avenues for sustainable, long term growth through the Entergy system, accelerates the growth and solidifies us on our transmission platform, shifts the growth to a more predictable platform for all of you who try to evaluate where we’re at in that deal. And it diversifies our growth portfolio, provides for a lot of incremental development projects because if you looked at the map that Wayne had where all the transmission lines are, then you could look at it to say where they’re not. Well, they’re not exactly West of where we’re at, and so that puts us in a very good position to continue our development efforts and actually puts us in a stronger position to do that development activity. So basically, the independent model is reinforced, again, with our transparency, improved reliability, enhanced generator interconnections, aligned with public policy, our operational excellence, improved credit quality, competitive markets are enhanced and reduced system congestion. Many of those benefits accrue to the customers.

Just a couple of metrics to show you graphically where we’re at and what this combination company looks like. And without further laboring this, you can basically see that from a net power plant and equipment standpoint, the new ITC after the merger is the largest company in the United States, when viewed as net power plant and equipment. We will be adding about, we go from this 26,000 megawatt system; we’re adding 28,000 megawatts of load, so basically 54,000 megawatts of load served. And so when you look at transmission entities and their load serving capability this puts us really at the top of the heap. Second place is quite a ways down from the amount of load that we serve. So we have a lot of customers and a lot of responsibility that will come with that. For miles served, I believe 30,800 miles; I believe this puts us as the number two transmission company in the United States on a mileage served basis. We currently, ITC does business in MISO. We have, over the timeframe from the start of ITC to date, has migrated three independent systems into the MISO protocol, if you will, for their operations. Currently, Entergy is going through that process, and hopefully we can work together with them through that process to help them make that as efficient and as easy for them to make that transition as possible. We currently have about 450 employees, not including field people. We will be acquiring approximately 750 employees in this transaction, so sizeable by all the metrics that we can come up with.

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Kind of go down to the checkmarks of things that we were trying to achieve, not dissimilar to the same things that Wayne had. Furthers the objectives of the independent transmission model. We are a facilitator of a competitive market, building robust interconnections and related system upgrades to bring new generation into the marketplace. We have a culture of safety and proven safety, and we are the top safety performer of all EEI companies, which is another metric that we at ITC are truly proud of. Our history has been that we invest and maintain in the system, and to date we’ve spent over $2.3 billion in reinvesting in the system and about $640 million in doing catch-up maintenance on the systems that we had. So we have maintained our system well, and we’ve invested in our system well, which then goes to the fact that our reliability is also one of the best for the operating systems in the country. And our commitment to the regional communities that we’re going to serve, and we actually look forward to that. As I was watching the football game a little bit last night, as I watched the Saints and the Detroit Lions play, it was hard for me to figure out who I wanted to root for. No, I really rooted for the Lions, I’m a diehard fan. Not much to root for over the years, but just to tell you that the change. Wayne told me we were going to lose before the game took place anyway. He was right. The transaction is targeted to close in 2013, and the same list, ironically, of approvals that Wayne had with the same conditions. In our case, we need our shareholders to approve the merger, an amendment to our articles of incorporation to increase the number of authorized shares and authorization for issuance of greater than 20% of our outstanding shares.

The last thing that I want to leave you with is that from our standpoint, we have a pretty good proven record, starting with back in 2003 where it seems kind of a humble start, but probably about as good as we could do at the time when we started ITC with the first acquisition and the acquired in 2003 and we got our FERC approval for the foundation of the company. In 2006, we then acquired the assets that were formerly owned by CMS Corporation, and of course, that was a FERC approval and it signaled the ongoing support for the independent transmission model and also the resulting benefits. Then in 2007, which was really quick for us, we acquired the assets from Alliant Energy of Interstate Power and Light, and at that time, we needed FERC approval and four state approvals, and achieved all of the approvals and support of the independent model and much needed transmission investment.

Now one of the things that I want to leave you with as we look at this slide and before I bring Cameron up to talk more about the financials again, which I know you as investors are always wanting to talk about is number one, the IP&L transaction was a complicated transaction from the regulatory approval process. And to date, that had to go through four state approvals. So it’s not very dissimilar to what we face here to have to go through that, that state regulatory approval process again. So we have a track record of doing it. We have a track record of

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being in there, and that’s not to say that it’s easy, it’s just to say that we have been there and we know what we’re up against, and we know what we have to face.

In addition to that, the questions will come is how is ITC positioned for such a transaction? If you recall, one of the conversations that we had very early in the year, for those of you who are shareholders, is where we had started to restructure our management. We actually started the process mid last year, and then effectuated the changes early this year. And the reason was is that we realized after we had done the IP&L transaction that there were holes in our management that we needed to fill and there were some objectives that we wanted to get done to make sure that if ever we were given the opportunity to do another transaction, there were two things that we would like to have happen. Always, of course, being successful, but more importantly, we wanted to be able to do it seamlessly and have a management team ready to do that transaction. And we also wanted to have a management team that was in place to keep our ongoing operations going on the path that they’re going on. Remember this that next year, for those of you who are our shareholders, is that if you looked at our previous five year forecast that we gave you, that next year is by far the largest capital expansion program in the history of ITC. So we wanted to make sure that we had a team ready to focus on that. We wanted to make sure that we had a team ready to focus on any of the other items that we had to do, whether it was to close a transaction, to negotiate a transaction, and I think we’ve positioned ourselves in that. In addition to that, if you remember that structure, we really started to look harder at our development team, which has brought a lot of value to our shareholders. And we have put that team in place also. And so what my message to you is yeah, we’ve got a lot of work to do to close this. We’ve got a lot of work in front of us to run the largest capital program that we have yet to date in the history of the company, and we have a lot of work to do out in our development front, and we have positioned the company, we have restructured the management to make this as seamless as possible, to also give it the highest probability of success. So with that, Cameron, I’d like to turn this over to you to review some of these financials.

Cameron:	Thanks, Joe, and good morning, everyone. It sort of dawned on me a moment ago, had I been a better negotiator, I would have gotten some of this equipment perhaps included with the transmission business we’re merging into ITC, but I neglected to do that so ours is a little simpler.

Wayne gave, I think, a very good overview of how ultimately Entergy will effectuate the transaction; create the transmission business that isn’t a standalone business today so that we can merge that business into ITC in, essentially, step four of this transaction. So I’m really going to focus on principally step three and four and talk to you a little bit about it from the lens of ITC, as you would expect.

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Step three for us really starts the process, which is just prior to the merger; we will effectuate a $700 million recapitalization of the business. And we will borrow new senior unsecured notes at the holding company level to do that. Once we merge the Mid South TransCo LLC into ITC, we will be appropriately capitalized, notwithstanding the fact we’re going to raise $700 million on our own balance sheet before the transaction. We’re essentially using credit capacity of Mid South TransCo LLC to raise that new debt to effectuate the recapitalization. So if you look at the $1.775 billion of debt that we’ll assume in the transaction, plus the $700 million of new debt that we will raise, for the pro forma business, we have about $2.5 billion of debt, which essentially reflects the debt capacity of Mid South TransCo LLC under our typical FERC regulated construct, which is what we will be seeking, obviously, as part of the transaction. So as we look at it, we’re getting an appropriately capitalized business day one relative to our existing business, such that the pro forma business has relatively the same credit metrics that we had going into the transaction, which has always been an important element as to how we had thought about the transaction for our shareholders. Ultimately, end of day, as you can see at the bottom of the page, very consistent with what you’ve seen before. You have an ITC organization on a pro forma basis where 50.1% of the equity in that business will be held by current Entergy shareholders and 49.9% of that business will be held by current ITC shareholders.

This gives a little broader breakout as to how we think about the pro forma organization from our structure today. You can see our existing operating companies and development business as you have always seen it, and then ultimately on the effectuation of the transaction we will assume Mid South TransCo LLC as it’s merged into us, as well as these six transmission operating companies that will be subsidiaries of Mid South TransCo LLC. So it’s going to look and feel very much like our existing model today, with the exception of we now have an intermediate holding company here, as opposed to most of our operating companies being directly held by ITC Holdings.

As we think about this transaction from our perspective, there’s a number of ways to think about value, as you would expect, and as, I’m sure, would appreciate. I think we’ve both thought about value from a DCF basis, in terms of what are the relative values of these two businesses on a DCF basis. If you think about it from a market perspective, sort of the final purchase price, as we would think about it or the consideration for the transaction will be determined based on the share price of ITC at the time that the transaction is closed. We’ll be issuing, essentially, a little over 52 million shares effectively to Entergy shareholders in exchange for their shares of TransCo after we effectuate the $700 million recapitalization. And then we’ll be assuming $1.775 billion of debt as part of the transaction. So the math is relatively straightforward, not withstanding the complexity of the transaction. Depending on when in ‘13, ultimately, the transaction is closed, you’ll see the that pro forma business will have an asset

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base, I’m sorry, rate base in the range of $7 billion or getting close to $7 billion. If we think about that, in terms of other transactions we have consummated historically, that rate base multiple is very consistent with what you’ve seen us do in previous transactions. As we think about it going forward, and we’ll talk a little bit more about this momentarily, is certainly the balance sheet strength, the doubling the size of our asset base, we think, obviously, positions the company well going forward, particularly as we continue to advance our development initiatives and pursue the opportunities that we have talked with you about specifically in the past.

As Joe touched on earlier, I think one of the very key elements of this transaction, from our perspective, is that we’ve been able to do this in a way that sustains the previously provided growth forecast that we have put forth. And that’s been a key element from us from a value creation perspective because we certainly didn’t want to consummate a transaction that would be detrimental in any way to the growth prospects that we see for the business. As we look at this particular opportunity, it does a couple of key things for us, relative to our anticipated growth over the future. One is it de-risks it significantly. On the top slide here, you can see the composition of what’s driving our growth today between our base capital plan, investments we make in generator interconnection projects, as well as development projects. You can see on a pro forma basis, a shifting of that growth, again, back to base capital investment, which is more predictable. It’s more easy to manage, in terms of timing and resource allocation. And it obviously underpins, I think, more significantly the 15 to 17% growth forecast that we have provided historically. And we believe those 15 to 17% growth forecasts are still very much appropriate for this business. But now the development, the incremental development, relative to the things we’ve talked about previously is truly incremental to some degree to that 15 to 17% growth forecast. So we’re underpinning the growth forecast, we’re shifting the balance of it, in terms of capital investment that will drive the forecast into more base capital investments, and we still have all the optionality as it relates to the development business, which we are going to pursue with continued vigor through the approval process for this transaction, the resulting pro forma business, from our perspective, has a much better platform from which to execute on that development, given the scale, scope and financial resources available to us.

As we’ve approached the transaction, the credit of the pro forma business has been extraordinarily important to us. We did not want to do anything from a transaction perspective that would deteriorate the credit quality of the business that we have worked so hard and diligently to maintain over the course of time. We believe, clearly, the transaction is credit quality accretive for us. The size and scale and financial resources we will have is certainly an improvement from a credit perspective, and the transaction has been specifically structured to continue to maintain the same level of credit metrics that we enjoy today that underpins the

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credit ratings that we have, particularly at the holding company level. So we were specifically targeting FFO to debt and FFO to interest, cash flow metrics to ensure that the pro forma credit quality of the business is, from a metric perspective, neutral to where we are today so that our shareholders and Entergy shareholders can enjoy the uplifting credit quality of putting the two businesses together.

As we think about the near term requirements to effectuate both our plan and the plan of the Mid South TransCo Holding Company that we will be merging into ITC, which is Entergy’s transmission business today, again, the story remains very much the same. We can fund those capital investments through internally generally cash flow. We’ll have access to the capital markets from a debt perspective to be able to finance the balance, and we do not see the need to issue equity and don’t anticipate issuing any new equity above and beyond what will be issued as part of this transaction to effectuate the plan. And our dividend policy will remain intact for the pro forma business.

I’ve talked with many of you over the course of the last almost three years that I’ve been at ITC as to how we think about M&A, how we think about the landscape, and how we approach opportunities that may become available to us. I think I have said fairly consistently that I remained sort of cautiously optimistic that something might come about. But I’ve also reinforced every time we’ve had that conversation that we are very disciplined in how we think about opportunities. And for us to pursue an opportunity, it really needs to meet three critical criteria, otherwise, we are very pleased and very willing to just move forward with our standalone plan, which we think creates, obviously, value for our shareholders and we would always, and Joe says this more than anyone else, rather have a very good small business that a mediocre large business. This transaction meets all those criterias, I think, very compellingly. Number one, it is clearly strategically a good fit, relative to our existing operating companies, and as importantly, the landscape from which we think about the development business. It provides us sizeable new markets to pursue development initiatives, it gives us a much better platform and balance sheet strength from which to pursue development initiatives, and the resources available to us, I think, will clearly provide competitive advantages as we move forward. It needs to be value enhancing, relative to our standalone plan. This transaction clearly provides that. As Joe discussed, it is immediately and sustainably accretive to our shareholders from a value perspective. Part of the accretion will depend on whether you see it in EPS or you see it in the form of a special dividend that you can reinvest in other initiatives or back into ITC in some form or fashion.

And lastly, as I’ve talked about before, it clearly maintains, and from our perspective, enhances the overall credit quality of this business, which, again, our shareholders and Entergy’s shareholders will enjoy.

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Lastly, and I won’t belabor this point because I think Wayne really did a nice job on walking through how this is a situation and it’s rare that you come across these, really everyone benefits, our shareholders, their shareholders, their customers. In the regulatory environment, we think we can demonstrate very strongly how this transaction, the independent transmission model, will deliver benefits end of day to the customers at the retail level, certainly commercial and industrial level, as it relates to the cost of providing the service versus the benefits that are ultimately delivered to customers through having this type of independent transmission model and a robust, reliable transmission system. And then lastly, the communities we serve clearly get another good corporate partner who can work with them, support their goals, and be a good corporate citizen going forward in time.

So with that, I will conclude my remarks and we will open the discussion up for any questions. And there are microphones that will be circulated. If you could please allow someone to get to you before asking your question so that the webcast can pick it up, we would appreciate it.

Q:	Wayne, I was wondering if you’d share a little more thoughts on the process for getting all the approvals through the states, how the application process works, what all mechanically has to happen, as far as the separation, to be able to reconstitute as standalone entities and then sold them to ITC. And Joe, if you could share your thoughts, given the challenges you guys ran into with the Alliant acquisition at the state level kind of how you guys will approach it this time a little different than last time.

Wayne:	It’s always difficult to predict how difficult it might be to get through this process. The last time we tried to get through this process we failed. We failed to get approval from Louisiana, but we were maintaining a path to ownership at the time. And the world was — that was ten years ago. I mean, the world has changed a great deal since then. We’ve spent, this has been, I would say, somewhat one of my career missions to get this model established in the United States. I firmly believe we’re just doing it wrong; allowing transmission to be embedded into the utility environment, given the generation is competitive. You can do it with codes of conduct, but that is a very awkward, cumbersome way to try to do it. It makes no sense to own a business when the federal government is doing everything possible to make sure it operates totally independent of the rest of your businesses. So we’ve been making that case with our regulators for really over ten years about the importance of it. It’s been a tough ten years because the independent power producers, which in our territory is about equal to, the same load that we have, about 20,000 megawatts, has been making that same case in not a positive way. They’ve been making the case that we’re not fit to run a transmission system. In many cases, what they want is something for free, which we’re not apt to be giving out in this business. But what we will find, I think what

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we will find, should find is that a lot of allies in the spin-off that will be glad to see an independent producer come in, an independent operator come in. Our regulators, like I said, they were, they are pleasantly, I won’t say surprised, but the fact that it’s ITC and not a private equity firm or not another utility, they can see the real value in the independence and they can also see the real operational expertise and some of the commitments that have been made in how the regulators will maintain the relationship I think are attractive to our regulators. We have a very good story to tell in terms of credit quality enhancements, certainly. ITC is much better situated to handle those credit quality issues than we are. Regulators, as you know, it puts a great burden on regulators when they have to deal with a financially crippled utility. And I wouldn’t say it would cripple us but this transmission investment that’s necessary is tough, very difficult with local regulators to stay up with.

It takes special regulatory constructs that, when investment is going into service so much a month, so much a month, so much a month. When you’re putting a big generating station in there’s a lot of ways to deal with it and without a lot of attrition, dilution. It’s lumpy. You have a rate case. You can have a AFUDC continuation or something of that nature.

ITC is regulated in a way that the true up really takes care of a lot of this, a lot of these things. We’ve obviously been talking to our regulators for a long time about this is where we want to go. We’ve gotten less pushback from them over the years, particularly as the merchants have kind of inundated our territory and they’ve seen I think the value that independence really can create.

So, we’re cautiously optimistic. Their heads are wrapped around transmission because of MISO and having to deal with that issue. They’re all very conversant in the issues. That’s very helpful. And again, I think it’s a matter of Joe and his people are going to be going with us, putting a face with it as we talk to them about what their needs are going to be. And I’m optimistic that they already like them. I’m optimistic that what they hear from them is going to be consistent with what they want to hear, I mean what they need to hear in order to do their job. I feel like Joe said, nobody is going to say this is going to be easy. We’ve done business this way for so long that we are very confident that we have thought through how we can deal with some of these issues and get their support.

Joe:	I think to further up on that, since you asked me my thoughts on it and I like to not make the same mistakes twice or not to make a pass on things. Oftentimes when you get involved in a transaction like this, there’s a what I call the — I hate to say it this way, I don’t want to offend anyone in the audience. But the attorneys seem to grab the process a little bit because now we’re — once you do the negotiations then the next thing is well we’ve got to get these regulatory filings made because that gets the process started.

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Before you get those regulatory filings made, leveraging off of what Wayne said, it’s really important that we personally get in front of the regulators to let them get to know us. It’s a whole heck of a lot easier for them to get to know you before you put a filing in front of them and let them vet some of their thoughts and their processes. You can answer a lot of questions a whole heck of a lot easier than you do through the discovery process and through the intervention process. And so, our goal is to make sure that we get that what I call the good eyeball to eyeball contact to make sure that they get to know ITC and what we stand for because there’s a lot of all these stories out there. We just like to make sure that they get the one that’s the truth. And I think our record is one where I know this for a fact that there’s no one better than us as far as being a caretaker for these assets and that there’s no one who has put a greater focus on customer service than we do.

We pride ourselves and that’s, as I tell people, we only have one business and we have to do that one really well because that’s all we have. And so I want to make sure that when we’re done and we’re measured, we’re the best and that they understand that we’re the best and that we’re going to be the great caretakers. I think that the only change in the process that I would have is to make sure that they get to know us, they get to understand us and then we’ll get those filings in front of them and hopefully they’ll go a lot smoother for us.

Q:	Hi. Thank you. I was wondering if you could just, on the Entergy side, give us a general sense of the earned ROEs on the transmission business, whether if it’s are they close to their currently allowed or if you can give me an actual number that’d be great. And then also what you’d be filing. I guess where would those go in the future?

Wayne:	Yeah. I think the simple answer is that we have been able on the transmission side to earn pretty close to whatever the allowed is in the jurisdiction. Again, that’s historically, that’s going through a period of time where our investment is, on an annual basis is a fraction of what we see going forward. And that’s going to put a lot more pressure on those ROEs than what we maybe have had in the past.

Leo:	If I could just add to that as well, it’s hard to — the fungibility of rate base it’s kind of difficult to pull it out and say the transmission business earns this, the distribution earns that, generation earns that. But in addition we’re called, within Entergy in addition to all the transmission investment going forward we have a significant amount of generation investment going forward as well. So when the local regulator looks at this, it looks at it from a credit quality perspective, looks at it from a rate recovery mechanism, we’ve got all of those aspects of the business and transmission in our case just tends to be the big recurring free cash flow negative aspect of that business given the nature of the depreciation rates versus the construction program that we’ve got.

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Q:	Wayne, does Entergy contemplate a change in the dividend after the spinoff or not?

Wayne:	Up or down.

Q:	Back to you.

Wayne:	Obviously the board is going to make that decision. But certainly we had actually four board meetings last week if you can imagine that on this transaction. But there was some discussion from management and very little discussion from the board on the dividend level. I think you’re well aware when we cut the dividend back in ‘98 there was a very strong commitment to the board they never wanted to see it cut again. So even though we would be spinning off $3 billion of assets, we feel fairly — we feel very confident that the current dividend level can be sustained with the asset base. Now that may well mean increases that we had planned may be put off into the future and grow into that level a little bit. But I do not foresee the board wanting to cut the dividend. I don’t see me asking them.

Q:	Hi. Just a few quick ones. One is just hypothetically if there was a holdout from one of the state regulators, we saw that with the nuke spinoff, what would happen then? Is there any sort of contingency plan, if, like Arkansas, I mean a substantial one. And then secondly, are there any — I would assume that for ITC there would not be a review of the current cost of capital ROE with the pre-merger business. There have been some reviews going on at FERC with respect to some incentives sort of generically and also there have been some complaints in New England not related to you guys but just in general. Is that an assumption that we should make? And just finally, synergies, dissynergies, are there any significant ones? I didn’t hear really any mention of that at all. Are there any major synergies or any dissynergies we should think about?

Wayne:	If we had a holdout, somebody who would not go that way, we have various I won’t call them backup plans — we expect to get everybody’s approval frankly. But we have various alternatives to work around that issue. I don’t want to really get into those issues today. Some of them are more friendly than others and so we’ll just work with. Hopefully we won’t get to that point. Obviously we’d have to have to have new negotiations on the merger agreement also if we had that situation develop.

As far as like there is a little bit of dissynergies for Entergy. Just because you have so much overhead and you’re reducing the asset base that supports that overhead. So we’ll be working to eliminate the overhead that we can eliminate, right size it with the business. There probably will still be some like planners and things of that nature that support distribution and transmission that may not be

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able to be eliminated. But again we’ve worked on it and it’s very, very small. I mean we’re talking about rounding type stuff.

Joe:	Yeah, let me. You asked the other question about the ROE. First of all, as we’ve been asked many times now since there was a complaint filed on the East Coast, first that whole thing has got to come to a resolution and then I think that the question is and it was actually in Wayne’s presentation, that FERC’s standard is that it has to be in the zone of reasonableness. I think that the other party that’s the defendant in that case has put on their case that they’re in the zone of reasonableness.

Every one of those for one of our operating companies has separate ROEs that have been approved for FERC. They were never contemplated as being temporary ROEs. And the fallacy in the argument goes well interest rates are down, so maybe your ROE should come down. Well, the capital structure we have is also the capital structure that we have and we didn’t finance this thing just this week. As a matter of fact we financed it over time and those ROEs are reflecting of that.

And so I don’t look at this as something that’s a pending issue. Clearly when we go to FERC we’ll have to go to FERC and make our filing for the ROE for this operating company. If you looked at how it has tracked over time, each one of those ROEs has tracked down over time from starting with ITC transmission at 2003 which is the highest ROE company that we have. The METC transaction came in slightly less and then when we did the IP&L transaction it came in again at less. And then we just recently have filed for the operating companies in Kansas and those ROEs came in right in that zone again.

So I think that what’s going on is a natural evolution. But I don’t think that FERC — and I want to emphasize this — I just don’t think that FERC is in a position where they’re going to try to send upheaval into the transmission space by making some rash decision on ROEs. We’ve probably, I don’t know what the total number is but I’ll put a number out here just as kind of a — just as an indicator. There’s probably been somewhere in the neighborhood of $5 billion maybe invested in transmission since they set out with the Energy Policy Act with only about $300 billion left to go. So I don’t think that they’re going to be trying to set a policy to get everybody to run and hide on the transmission side.

I just don’t see it happening. But it could. I mean I know that a lot of people put a lot of emphasis on that but I honestly, I’ll be honest with you. Of all the things I lose sleep over at night, it isn’t one of them.

Wayne:	If I could just add my own discussions with state regulators and with FERC over the last couple of months, just hypothetically about the transaction, I personally believe that this transaction if there was ever any risk to that, this greatly mitigates

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that risk. If the FERC construct has created this transaction they will be thrilled. They would like to see a lot more of these transactions occur. If taking it away means this is the last one that occurs, that is not what FERC wants to see happening.

Q:	Looking at the transition to MISO, to what extent is this transaction contingent on that? To what extent are the regulatory filings going to be following a comparable timeline? It seems like 2013 is more consistent. And then finally you talked about alternatives if there are regulatory issues. To what extent do you have recourse to FERC in any kind of way to move this transaction along if there were to be issues?

Leo:	What was the first one again? It was on the…?

Q:	On FERC and well the first point was about the transition to MISO.

Leo:	Okay, yeah. They’re separate proceedings. We’re transitioning to MISO regardless of whether or not we do this transaction and we’re going to continue on that regulatory path which we’ve already begun with the change of control filings in the various jurisdictions.

Q:	But what about the converse? If you were to do it [inaudible].

Leo:	Well, right now we’re going to MISO. So that’s where those filings have been made. That’s where the benefits are greatest to the customers. That’s the RTO that makes the most sense for our operating companies. Certainly the — while Cameron was not able to get the telestrator, I think that it is contingent that we end up in an RTO before the transaction can occur because that’s the business model. Got to be in an RTO. Got to be independent and all that. That works for ITC. It doesn’t work for them if the business isn’t in an RTO.

Facilitator:	We have time for one more question.

Cameron:	Was there another aspect of your question we didn’t grab? I’m sorry.

Wayne:	I think there was.

Q:	Yeah. To what extent if there were to be regulatory issues could you go to FERC for any kind of redress or any kind of [inaudible]…

Joe:	You mean to override the state?

Q:	Yeah, in any kind of broad sense.

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Joe:	I don’t think that there is any. I think that the states have to make their decision and that’s how the system has been set. I don’t think that FERC would have an appetite to try to override a state anyway.

Wayne:	On the RTO situation, you do have some federal preemption rights…

Joe:	Oh, yes.

Wayne:	…in that regard. On this, this is discretionary at the state level. So it would be a hard time to get FERC to even listen to you. Although, I mean I will say I think this is something again that FERC wants to see happening. And they would be an advocate I would think for you. But they, as far as taking it on as a case, I don’t think that’s going to happen.

Q:	As far as the merger agreement goes is there a breakup fee in this and what’s the first termination date within the merger agreement?

Cameron:	The first termination date in the merger agreement is June, 2013. And there are extension opportunities there but the termination date is June, 2013.

Q:	And the breakup fee?

Cameron:	There’s only a breakup fee in the termination in the event that something were to cause our board to have to change their recommendation to shareholders.

Q:	Okay. Gotcha. And then Wayne, as you were talking about alternatives, if you did have a sort of holdout is it possible you could go forward with just some of the states?

Wayne:	I mean — that would be some mechanism to do that would be certainly under consideration, right. Clearly not in the best interest of the state.

Female:	That’s all we have time for now. So we’ll turn it back over to the panel.

Cameron:	Well, first of all for ITC shareholders, thank you very much for attending what was to be our Investor Day. Obviously the news of the morning changed that to some degree. And secondly, we’d like to welcome and thank the Entergy shareholders who joined us today as well and thank you for changing and accommodating this event. Obviously the investor relations teams for both companies are available to address follow-up questions as you continue to digest the news of the morning. But with that, I’ll wish you all a good day. And thank you very much for your support of both of our companies.

END